

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports Second Quarter 2014 Earnings

2014 Second Quarter Highlights

- **Second quarter 2014 earnings per share (diluted) increased 37.5% to $0.22 compared with the second quarter 2013**

- **Net income was $4.7 million, a $1.3 million or 40.1% increase compared with the second quarter 2013**

- **Nonperforming assets remain low at 1.03% of second quarter total assets**

- **Loans increased $172.7 million or 13.7% to $1.4 billion compared with the second quarter 2013**

- **Deposits increased $50.3 million or 3.4% to $1.5 billion compared with the second quarter 2013**

Houston, TX – Sept 11, 2014 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company that operates Green Bank, N.A., today announced results for its quarter ended June 30, 2014. The Company reported net income for the quarter of $4.7 million, or $0.22 per diluted common share, compared to net income of $3.3 million or $0.16 per diluted common share, an increase in net income of $1.3 million, or 40.1%, reported for the same period in 2013.

"I am pleased to report strong second quarter earnings and continued growth. Following our successful initial public offering completed in August, we are positioned to energize our ongoing acquisition strategy with a strong public currency and capitalize on the organic opportunity existing in our target markets utilizing our portfolio banker growth strategy," said Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp.

Green Bancorp's management uses certain non–GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share and the tangible common equity to tangible assets ratio. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Results of operations for the three months ended June 30, 2014

For the three months ended June 30, 2014, net income was $4.7 million, compared with $3.3 million for the same period in 2013. Net income per diluted common share was $0.22 for the three months ended June 30, 2014, compared with $0.16 for the same period in 2013. The increase in net income was principally due to increased interest income resulting from growth in loans. Other factors also contributed to the increase, including a decrease in interest expense, increase in noninterest income and a decrease in provision for loan losses, offset by increases in noninterest expense and provision for income taxes. Returns on average assets and average common equity, each on an annualized basis, for the three months ended June 30, 2014 were 1.05% and 9.12%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 61.0% for the three months ended June 30, 2014.

Net interest income before provision for loan losses for the quarter ended June 30, 2014 increased 18.7% to $16.7 million, compared with $14.1 million during the same period in 2013. The increase was primarily due to the 13.6% increase in average loan volume, an 11 basis point decrease in the cost of interest-bearing deposits and the $116 thousand decrease in interest expense on other borrowed funds resulting from pay-down of term borrowings. The net interest margin for the three months ended June 30, 2014 increased to 3.87%, compared with 3.43% for the same period in 2013 and increased from 3.79% for the three months ended March 31, 2014. Net interest income before provision for loan losses during the quarter ended June 30, 2014 increased 6.6% or $1.0 million to $16.7 million, compared with $15.7 million during the three months ended March 31, 2014, primarily due to the 3.1% increase in average loan volume and deferred origination fee income earned on loans paid off before maturity.

Noninterest income increased $453 thousand, or 29.7%, to $2.0 million for the three months ended June 30, 2014, compared with $1.5 million for the same period in 2013. This increase was primarily due to the $258 thousand, or 48.2%, increase in gain on sale of government guaranteed portion of loans and the $184 thousand, or 40.9%, increase in customer service fees. When comparing the three months ended June 30, 2014 to the three months ended March 31, 2014, noninterest income increased $371 thousand, or 23.1%, primarily due to the $363 thousand, or 84.4%, increase in gain on sales of the government guaranteed portion of certain loans.

Noninterest expense increased $1.3 million, or 12.9%, to $11.4 million for the three months ended June 30, 2014, compared with $10.1 million for the same period in 2013. This increase was primarily due to a $916 thousand increase in professional expenses related to M&A activities, and a $635 thousand increase in salaries and employee benefits resulting primarily from increased staffing levels. When comparing the three months ended June 30, 2014 to the three months ended March 31, 2014, noninterest expense increased 7.5%, or $799 thousand, primarily due to an increase of $987 thousand in professional expenses related to M&A activities.

Loans at June 30, 2014 were $1.4 billion, an increase of $172.7 million, or 13.7%, compared with $1.3 billion at June 30, 2013, primarily due to continued loan generation within our target markets. Loans at June 30, 2014 increased $29.4 million, or 2.1%, from March 31, 2014 due mainly to the continued marketing activity of our portfolio bankers within our target markets. Average loans increased 13.6% or $169.8 million to $1.4 billion for the quarter ended June 30, 2014, compared with $1.2 billion for the same period in 2013. Average loans for the quarter ended June 30, 2014 increased 3.1% or $42.4 million from the quarter ended March 31, 2014.

Deposits at June 30, 2014 were $1.5 billion, an increase of $50.3 million, or 3.4%, compared to June 30, 2013, primarily due to our customer focused strategy resulting in an increase in our commercial deposits, public deposits, and bankruptcy trustee deposits after allowing certain promotional deposits to run off at the end of 2013 and early 2014. Deposits at June 30, 2014 increased $48.1 million or 3.2% from March 31, 2014 due primarily to our continuing deposit marketing strategy focusing on commercial, public and bankruptcy trustee deposits. Average deposits increased 2.1% or $31.4 million to $1.5 billion for the quarter ended June 30, 2014, compared with the same period of 2013. Average deposits for the quarter ended June 30, 2014 increased 4.3% or $62.3 million compared with the quarter ended March 31, 2014.

Results of operations for the six months ended June 30, 2014

For the six months ended June 30, 2014, net income was $8.2 million, compared with $6.0 million for the same period in 2013. Net income per diluted common share was $0.39 for the six months ended June 30, 2014, compared with $0.29 for the same period in 2013. The increase in net income was principally due to increased interest income resulting from growth in loans. Other factors also contributed to the increase, including a decrease in interest expense, increase in noninterest income and a decrease in provision for loan losses, offset by increases in noninterest expense and provision for income taxes. Returns on average assets and average common equity, each on an annualized basis, for the six months ended June 30, 2014 were 0.94% and 8.10%, respectively. Green Bancorp's efficiency ratio was 61.2% for the six months ended June 30, 2014.

Net interest income before provision for loan losses for the six months ended June 30, 2014, increased $5.0 million or 18.3% to $32.4 million, compared with $27.4 million during the same period in 2013. The increase was primarily due to the 15.0% increase in average loan volume, an 11 basis point decrease in the cost of interest-bearing deposits and the $224 thousand decrease in interest expense on other borrowed funds resulting from the pay-down of term borrowings, partially offset by a 15 basis point decrease in loan yields. The net interest margin for the six months ended June 30, 2014 increased to 3.84%, compared with 3.39% for the same period in 2013.

Noninterest income increased $1.0 million or 38.3% to $3.6 million for the six months ended June 30, 2014, compared with $2.6 million for the same period in 2013. This increase was primarily due to the $431 thousand increase in gain on sale of the guaranteed portion of certain loans, the $376 thousand increase in miscellaneous loan fees primarily prepayment fees, and the $285 thousand increase in customer service fees primarily related to bankruptcy trustee and commercial account treasury management service charges.

Noninterest expense increased $2.5 million or 12.7% to $22.0 million for the six months ended June 30, 2014, compared with $19.5 million for the same period in 2013. This increase was primarily due to an increase in salaries and employee benefits of $1.3 million or 10.5% resulting from increased staffing levels and increased compensation due to our portfolio banker compensation program and general merit compensation increases and the $933 thousand increase in professional expenses related to M&A activities.

Average loans increased 15.0% or $181.7 million to $1.4 billion for the six months ended June 30, 2014, compared with $1.2 billion for the same period in 2013. Average deposits increased 1.2% or $17.2 million to $1.5 billion for the six months ended June 30, 2014, compared with the same period of 2013.

Asset Quality

Nonperforming assets totaled $18.6 million or 1.03% of period end total assets at June 30, 2014, compared with $27.5 million or 1.62% of period end total assets at June 30, 2013, and $19.3 million or 1.10% of period end total assets at March 31, 2014. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $4.0 million at June 30, 2014, compared with $6.6 million at June 30, 2013. The allowance for loan losses was 1.10% of total loans at June 30, 2014, compared with 1.15% of total loans at June 30, 2013 and 1.08% of total loans at March 31, 2014.

The Company recorded no provision for loan losses for the three months ended June 30, 2014 following recoveries related to previously charged-off loans of $640 thousand received in the second quarter. The Company recorded a provision for loan losses of $1.2 million for the three months ended March 31, 2014 and $346 thousand for the three months ended June 30, 2013. The provision for loan losses was $1.2 million for the six months ended June 30, 2014, compared with $1.1 million for the six months ended June 30, 2013.

Net recoveries were $586 thousand for the three months ended June 30, 2014, compared with net charge offs of $2.5 million for the three months ended March 31, 2014 and net charge offs of $1.2 million for the three months ended June 30, 2013. Net charge offs were $1.9 million for the six months ended June 30, 2014, compared with $737 thousand for the six months ended June 30, 2013.

Acquisition of SP Bancorp, Inc.

On May 5, 2014, Green Bancorp entered into a definitive agreement to acquire SP Bancorp, Inc. ("SP Bancorp") and its wholly-owned subsidiary, Share Plus Bank ("Share Plus") headquartered in Plano, Texas. Share Plus operates three banking offices in the Dallas, Texas MSA and one banking office in Louisville, Kentucky. As of June 30, 2014, SP Bancorp, on a consolidated basis, reported total assets of $335.1 million, total loans of $250.2 million and total deposits of $269.0 million. Green Bancorp has received all requisite regulatory approvals and the closing is scheduled to occur in the fourth quarter of 2014 pending SP Bancorp shareholder approval and satisfaction of other customary closing conditions.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, September 11, 2014, to discuss its second quarter 2014 results at 5:00 p.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp Second Quarter 2014 Earnings Conference Call. A replay will be available starting at 8:00 pm EST on September 11, 2014 and can be accessed by dialing 1-877-870-5176, or for international callers, 1-858-384-5517. The passcode for the replay is 13590155. The replay will be available until 11:59 pm EST on September 18, 2014.

Interested investors and other parties may also listen to a simultaneous webcast of the conference call by logging onto the Investor Relations section of the Company's website at investors.greenbank.com. The online replay will remain available for a limited time beginning immediately following the call.

To learn more about Green Bancorp, please visit the company's web site at www.greenbank.com. Green Bancorp uses its web site as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's web site and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Green Bancorp, Inc. is a bank holding company that operates Green Bank, N.A., in Houston, Dallas and Austin. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Green Bancorp's management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Green Bancorp and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Green Bancorp's control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Green Bancorp can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Green Bancorp's securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in Green Bancorp's Final Prospectus on Form 424(b)(4) and other reports and statements Green Bancorp has filed with the SEC. Copies of the SEC filings for Green Bancorp may be downloaded from the Internet at no charge from investors.greenbank.com.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013
	(Dollars in thousands)				
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 68,329	$ 42,561	$ 34,757	$ 120,136	$ 137,491
Securities	253,208	250,878	255,515	255,415	247,287
Other investments	8,865	8,862	7,730	6,419	6,412
Loans held for investment	1,433,702	1,404,275	1,359,415	1,270,559	1,261,015
Allowance for loan losses	(15,705)	(15,119)	(16,361)	(14,874)	(14,541)
Goodwill	15,672	15,672	15,672	15,672	15,672
Core deposit intangibles, net	862	923	984	1,046	1,107
Real estate acquired through foreclosure	4,863	6,690	6,690	6,841	7,353
Premises and equipment, net	21,326	21,476	21,365	20,849	20,316
Other assets	16,742	15,345	17,360	15,011	16,078
Total assets	$ 1,807,864	$ 1,751,563	$ 1,703,127	$ 1,697,074	$ 1,698,190
Noninterest-bearing deposits	$ 342,617	$ 290,782	$ 282,227	$ 268,123	$ 278,108
Interest-bearing transaction and savings deposits	613,954	621,879	590,795	617,601	619,500
Certificates and other time deposits	578,001	573,779	574,350	597,577	586,648
Total deposits	1,534,572	1,486,440	1,447,372	1,483,301	1,484,256
Securities sold under agreements to repurchase	5,617	8,383	2,583	3,296	1,301
Other borrowed funds	51,835	46,846	46,858	7,596	14,775
Other liabilities	7,088	6,294	7,096	6,508	5,675
Total liabilities	1,599,112	1,547,963	1,503,909	1,500,701	1,506,007
Shareholders' equity	208,752	203,600	199,218	196,373	192,183
Total liabilities and equity	$ 1,807,864	$ 1,751,563	$ 1,703,127	$ 1,697,074	$ 1,698,190

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	As of and for the Three Months Ended					As of and for the Six Months Ended	
	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	2014	2013
	(Dollars in thousands)						
Income Statement Data:							
Interest income:							
Loans, including fees	$ 17,986	$ 16,976	$ 16,970	$ 16,121	$ 16,025	$ 34,962	$ 31,313
Securities	1,024	1,029	964	870	779	2,053	1,537
Other investments	81	78	77	80	78	159	156
Federal funds sold	-	-	1	-	-	-	-
Deposits in financial institutions	32	24	77	75	97	56	218
Total interest income	19,123	18,107	18,089	17,146	16,979	37,230	33,224
Interest expense:							
Transaction and savings deposits	621	577	709	708	776	1,198	1,793
Certificates and other time deposits	1,760	1,810	1,984	2,044	1,975	3,570	3,761
Other borrowed funds	36	44	17	100	150	80	301
Total interest expense	2,417	2,431	2,710	2,852	2,901	4,848	5,855
Net interest income	16,706	15,676	15,379	14,294	14,078	32,382	27,369
Provision for loan losses	-	1,223	1,247	(1)	346	1,223	1,127
Net interest income after provisions for loan losses	16,706	14,453	14,132	14,295	13,732	31,159	26,242
Noninterest income:							
Customer service fees	634	531	476	470	450	1,165	880
Loan fees	462	550	339	295	327	1,012	636
Gain on sale of guaranteed portion of loans, net	793	430	197	240	535	1,223	792
Other	89	96	95	107	213	185	285
Total noninterest income	1,978	1,607	1,107	1,112	1,525	3,585	2,593
Noninterest expense:							
Salaries and employee benefits	7,149	6,931	6,245	6,629	6,514	14,080	12,744
Occupancy	1,172	1,133	1,226	1,189	1,178	2,305	2,310
Professional and regulatory fees	1,767	780	848	762	851	2,547	1,614
Data processing	389	388	363	347	359	777	719
Software license and maintenance	341	315	278	258	232	656	429
Marketing	196	172	101	242	131	368	262
Loan related	85	117	357	229	132	202	227
Real estate acquired by foreclosure	62	169	29	(552)	(9)	231	(72)
Other	235	592	1,275	633	703	827	1,273
Total noninterest expense	11,396	10,597	10,722	9,737	10,091	21,993	19,506
Income before income taxes	7,288	5,463	4,517	5,670	5,166	12,751	9,329
Provision for income taxes	2,614	1,975	1,453	2,109	1,830	4,589	3,344
Net income	$ 4,674	$ 3,488	$ 3,064	$ 3,561	$ 3,336	$ 8,162	$ 5,985

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	As of and for the Three Months Ended					As of and for the Six Months Ended	
	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	2014	2013
	(In thousands, except per share data)						
Per Share Data (Common Stock):							
Basic earnings per common	$ 0.22	$ 0.17	$ 0.15	$ 0.17	$ 0.16	$ 0.39	$ 0.29
Diluted earnings per share	0.22	0.17	0.15	0.17	0.16	0.39	0.29
Book value per common share	10.05	9.80	9.59	9.46	9.26	10.05	9.26
Tangible book value per common share [1]	9.25	9.00	8.79	8.66	8.45	9.25	8.45
Common Stock Data:							
Shares outstanding at period end	20,780	20,780	20,771	20,748	20,748	20,780	20,748
Weighted average basic shares outstanding for the period	20,780	20,775	20,749	20,748	20,748	20,778	20,748
Weighted average diluted shares outstanding for the period	20,936	20,907	20,881	20,836	20,834	20,921	20,803
Selected Performance Metrics:							
Return on average assets	1.05 %	0.82 %	0.71 %	0.84 %	0.79 %	0.94 %	0.72 %
Return on average equity	9.12	7.04	6.15	7.29	6.98	8.10	6.34
Efficiency ratio	60.99	61.31	65.04	63.20	64.67	61.15	65.10
Loans to deposits ratio	93.43	94.47	93.92	85.66	84.96	93.43	84.96
Noninterest expense to average assets	2.56	2.49	2.50	2.29	2.38	2.53	2.34
Capital Ratios:							
Average shareholders' equity to average total assets	11.5 %	11.6 %	11.6 %	11.5 %	11.3 %	11.6 %	11.3 %
Tier 1 capital to average assets	10.4	10.5	10.3	10.3	10.0	10.4	10.0
Tier 1 capital to risk-weighted assets	11.6	11.6	11.4	12.4	12.2	11.6	12.2
Total capital to risk-weighted assets	12.6	12.6	12.5	13.4	13.2	12.6	13.2
Tangible common equity to tangible assets [1]	10.7	10.8	10.8	10.7	10.4	10.7	10.4
Selected Other Metrics:							
Number of full time equivalent employees	216	216	214	216	210	216	210
Number of portfolio bankers	49	50	48	48	49	49	49
Period end actual loan portfolio average per portfolio banker	$ 27,741	$ 26,742	$ 26,807	$ 24,848	$ 23,052	$ 27,741	$ 23,052
Period end target loan portfolio average per portfolio banker	$ 47,633	$ 47,180	$ 48,104	$ 49,458	$ 50,286	$ 47,633	$ 50,286
Estimated remaining capacity to target loan portfolio size	41.76 %	43.32 %	44.27 %	49.76 %	54.16 %	41.76 %	54.16 %

[1] Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Three Months Ended								
	June 30, 2014			March 31, 2014			June 30, 2013		
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)								
Assets									
Interest-Earning Assets:									
Loans	$ 1,416,665	$ 17,986	5.09 %	$ 1,374,230	$ 16,976	5.01 %	$ 1,246,915	$ 16,025	5.15%
Securities	256,584	1,024	1.60	255,039	1,029	1.64	241,961	779	1.29
Other investments	8,861	81	3.67	9,021	78	3.51	6,398	78	4.89
Federal funds sold	761	-	-	596	-	-	1,555	-	-
Interest earning deposits in financial institutions	46,730	32	0.27	36,621	24	0.27	150,317	97	0.26
Total interest-earning assets	1,729,601	19,123	4.43 %	1,675,507	18,107	4.38 %	1,647,146	16,979	4.13%
Allowance for loan losses	(15,531)			(16,792)			(15,356)		
Noninterest-earning assets	69,897			69,815			66,385		
Total assets	$ 1,783,967			$ 1,728,530			$ 1,698,175		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing transaction and savings deposits	$ 613,561	$ 621	0.41 %	$ 603,653	$ 577	0.39 %	$ 644,654	$ 776	0.48%
Certificates and other time deposits	582,354	1,760	1.21	572,389	1,810	1.28	575,145	1,975	1.38
Securities sold under agreements to repurchase	6,696	3	0.18	6,234	2	0.13	3,451	1	0.12
Other borrowed funds	51,565	33	0.26	64,338	42	0.26	14,820	149	4.03
Total interest-bearing liabilities	1,254,176	2,417	0.77 %	1,246,614	2,431	0.79 %	1,238,070	2,901	0.94%
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	318,056			275,584			262,758		
Other liabilities	6,168			5,314			5,553		
Total liabilities	1,578,400			1,527,512			1,506,381		
Shareholders' equity	205,567			201,018			191,794		
Total liabilities and shareholders' equity	$ 1,783,967			$ 1,728,530			$ 1,698,175		
Net interest rate spread			3.66 %			3.59 %			3.19%
Net interest income and margin[1]		$ 16,706	3.87 %		$ 15,676	3.79 %		$ 14,078	3.43%

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Six Months Ended June 30,					
	2014			**2013**		
	Average Outstanding Balance	**Interest Earned/ Interest Paid**	**Average Yield/ Rate**	**Average Outstanding Balance**	**Interest Earned/ Interest Paid**	**Average Yield/ Rate**
	(Dollars in thousands)					
Assets						
Interest-Earning Assets:						
Loans	$ 1,395,565	$ 34,962	5.05 %	$ 1,213,905	$ 31,313	5.20 %
Securities	255,816	2,053	1.62	238,969	1,537	1.30
Other investments	8,940	159	3.59	6,371	156	4.94
Federal funds sold	679	-	-	1,170	-	-
Interest earning deposits in financial institutions	41,703	56	0.27	167,299	218	0.26
Total interest-earning assets	1,702,703	37,230	4.41 %	1,627,714	33,224	4.12 %
Allowance for loan losses	(16,158)			(14,963)		
Noninterest-earning assets	69,856			66,211		
Total assets	$ 1,756,401			$ 1,678,962		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing transaction and savings deposits	$ 608,634	$ 1,198	0.40 %	$ 657,958	$ 1,793	0.55 %
Certificates and other time deposits	577,399	3,570	1.25	556,591	3,761	1.36
Securities sold under agreements to repurchase	6,467	5	0.16	2,815	2	0.14
Other borrowed funds	57,916	75	0.26	14,885	299	4.05
Total interest-bearing liabilities	1,250,416	4,848	0.78 %	1,232,249	5,855	0.96 %
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	296,937			251,175		
Other liabilities	5,743			5,080		
Total liabilities	1,553,096			1,488,504		
Shareholders' equity	203,305			190,458		
Total liabilities and shareholders' equity	$ 1,756,401			$ 1,678,962		
Net interest rate spread			3.63 %			3.16 %
Net interest income and margin[1]		$ 32,382	3.84 %		$ 27,369	3.39 %

---

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Three Months Ended				
	Jun 30, 2014	**Mar 31, 2014**	**Dec 31, 2013**	**Sep 30, 2013**	**Jun 30, 2013**
Average yield on interest-earning assets:					
Loans, including fees	5.09 %	5.01 %	5.25 %	5.05 %	5.15 %
Securities	1.60	1.64	1.50	1.35	1.29
Other investments	3.67	3.51	5.00	4.95	4.89
Federal funds sold	-	-	0.27	-	-
Interest-earning deposits in financial institutions	0.27	0.27	0.29	0.28	0.26
Total interest-earning assets	4.43 %	4.38 %	4.35 %	4.16 %	4.13 %
Average rate on interest-bearing liabilities:					
Interest bearing transaction and savings	0.41 %	0.39 %	0.45 %	0.46 %	0.48 %
Certificates and other time deposits	1.21	1.28	1.34	1.36	1.38
Other borrowed funds	0.25	0.25	1.23	2.75	3.29
Total interest-bearing liabilities	0.77 %	0.79 %	0.88 %	0.92 %	0.94 %
Net interest rate spread	3.66 %	3.59 %	3.47 %	3.23 %	3.19 %
Net interest margin [1]	3.87 %	3.79 %	3.69 %	3.47 %	3.43 %

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Three Months Ended				
	Jun 30, 2014	**Mar 31, 2014**	**Dec 31, 2013**	**Sep 30, 2013**	**Jun 30, 2013**
Average yield on loans, excluding fees [2]	4.57 %	4.64 %	4.81 %	4.69 %	4.80 %
Average cost of interest-bearing deposits	0.80	0.82	0.88	0.90	0.90
Average cost of total deposits, including noninterest-bearing	0.63	0.67	0.72	0.74	0.74

[2]   Average yield on loans, excluding fees is equal to loan interest income divided by average loan principal.

Interest Rate Sensitivity

	Percentage Change in Net Interest Income over a 12-month Horizon as of				
	Jun 30, 2014	**Mar 31, 2014**	**Dec 31, 2013**	**Sep 30, 2013**	**Jun 30, 2013**
+200 basis point change in interest rates	17.55 %	16.36 %	20.06 %	17.56 %	18.55 %
+100 basis point change in interest rates	9.29	8.66	10.57	8.96	9.35
No change in interest rates	-	-	-	-	-
-100 basis point change in interest rates	(3.53)	(3.46)	(3.53)	(2.15)	(1.44)

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

Period End Balances	Jun 30, 2014		Mar 31, 2014		Dec 31, 2013 (Dollars in thousands)		Sep 30, 2013		Jun 30, 2013	
Commercial loans:										
Commercial & industrial	$ 710,915	49.6 %	$ 675,812	48.1 %	$ 681,290	50.1 %	$ 635,951	50.1 %	$ 659,758	52.3 %
Owner occupied commercial real estate	142,484	9.9	152,515	10.9	156,961	11.6	147,521	11.6	137,767	10.9
Commercial real estate	281,882	19.7	310,379	22.1	267,011	19.6	238,053	18.7	218,637	17.4
Construction, land & land development	188,691	13.2	152,327	10.8	140,067	10.3	141,927	11.2	132,874	10.5
Total commercial loans	1,323,972	92.4	1,291,033	91.9	1,245,329	91.6	1,163,452	91.6	1,149,036	91.1
Consumer loans:										
Residential mortgage	104,913	7.3	107,408	7.7	106,362	7.8	99,283	7.8	104,327	8.3
Other consumer	4,817	0.3	5,834	0.4	7,724	0.6	7,824	0.6	7,652	0.6
Total consumer loans	109,730	7.6	113,242	8.1	114,086	8.4	107,107	8.4	111,979	8.9
Total loans held for investment	$ 1,433,702	100.0 %	$ 1,404,275	100.0 %	$ 1,359,415	100.0 %	$ 1,270,559	100.0 %	$ 1,261,015	100.0 %
Deposits:										
Noninterest-bearing	$ 342,617	22.3 %	$ 290,782	19.6 %	$ 282,227	19.5 %	$ 268,123	18.1 %	$ 278,108	18.8 %
Interest-bearing transaction	77,836	5.1	84,533	5.7	76,984	5.3	69,343	4.7	67,215	4.5
Money market	502,535	32.7	501,424	33.7	477,627	33.0	512,314	34.5	516,863	34.8
Savings	33,583	2.2	35,922	2.4	36,184	2.5	35,944	2.4	35,422	2.4
Certificates and other time deposits	578,001	37.7	573,779	38.6	574,350	39.7	597,577	40.3	586,648	39.5
Total deposits	$ 1,534,572	100.0 %	$ 1,486,440	100.0 %	$ 1,447,372	100.0 %	$ 1,483,301	100.0 %	$ 1,484,256	100.0 %
Loan to Deposit Ratio	93.4 %		94.5 %		93.9 %		85.7 %		85.0 %	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

	As of and for the Three Months Ended					As of and for the Six Months Ended	
	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	2014	2013
	(Dollars in thousands)						
Nonperforming Assets:							
Nonaccrual loans	$ 2,141	$ 1,972	$ 1,496	$ 6,314	$ 2,319	$ 2,141	$ 2,319
Accruing loans 90 or more days past due	604	33	1,316	133	99	604	99
Restructured loans—nonaccrual	6,983	6,746	9,864	9,139	11,143	6,983	11,143
Restructured loans—accrual	3,999	3,907	4,072	6,483	6,585	3,999	6,585
Total nonperforming loans	13,727	12,658	16,748	22,069	20,146	13,727	20,146
Real estate acquired through foreclosure	4,863	6,690	6,690	6,841	7,353	4,863	7,353
Total nonperforming assets	$ 18,590	$ 19,348	$ 23,438	$ 28,910	$ 27,499	$ 18,590	$ 27,499
Charge-offs:							
Commercial and industrial	$ (50)	$ (1,238)	$ (2)	$ (17)	$ (899)	$ (1,288)	$ (899)
Commercial real estate	-	-	-	-	(333)	-	(333)
Residential mortgage	-	-	-	-	-	-	(186)
Other consumer	(4)	(1,281)	-	(2)	(2)	(1,285)	(50)
Total charge-offs	(54)	(2,519)	(2)	(19)	(1,234)	(2,573)	(1,468)
Recoveries:							
Commercial and industrial	$ 6	$ 49	$ 154	$ 252	$ 6	$ 55	$ 638
Owner occupied commercial real estate	14	-	85	83	30	14	53
Commercial real estate	-	1	-	-	-	1	21
Construction, land & land development	-	-	-	-	-	-	-
Residential mortgage	5	3	3	10	7	8	15
Other consumer	615	1	-	8	3	616	4
Total recoveries	640	54	242	353	46	694	731
Net recoveries (charge-offs)	$ 586	$ (2,465)	$ 240	$ 334	$ (1,188)	$ (1,879)	$ (737)
Allowance for loan losses at end of period	$ 15,705	$ 15,119	$ 16,361	$ 14,874	$ 14,541	$ 15,705	$ 14,541
Asset Quality Ratios:							
Nonperforming assets to total assets	1.03 %	1.10 %	1.38 %	1.70 %	1.62 %	1.03 %	1.62 %
Nonperforming loans to total loans	0.96	0.90	1.23	1.74	1.60	0.96	1.60
Total classified assets to total regulatory capital	9.29	9.61	11.87	14.85	16.90	9.29	16.90
Allowance for loan losses to total loans	1.10	1.08	1.20	1.17	1.15	1.10	1.15
Net charge-offs (recoveries) to average loans outstanding	(0.04)	0.18	(0.02)	(0.03)	0.10	0.13	0.06

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Jun 30, 2014		Mar 31, 2014		Dec 31, 2013		Sep 30, 2013		Jun 30, 2013
	(In thousands, except per share data)								
Tangible Common Equity									
Total shareholders' equity	$	208,752	$	203,600	$	199,218	$	196,373	$	192,183
Adjustments:									
Goodwill		15,672		15,672		15,672		15,672		15,672
Core deposit intangibles		862		923		984		1,046		1,107
Tangible common equity	$	192,218	$	187,005	$	182,562	$	179,655	$	175,404
Common shares outstanding [1]		20,780		20,780		20,771		20,748		20,748
Book value per common share [1]	$	10.05	$	9.80	$	9.59	$	9.46	$	9.26
Tangible book value per common share [1]	$	9.25	$	9.00	$	8.79	$	8.66	$	8.45

[1] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 1,006,510 as of June 30, 2014; 910,208 as of March 31, 2014; 910,793 as of December 31, 2013; 931,680 as of September 30, 2013; and 923,568 as of June 30, 2013.

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Jun 30, 2014		Mar 31, 2014		Dec 31, 2013		Sep 30, 2013		Jun 30, 2013
	(Dollars in thousands)								
Tangible Common Equity									
Total shareholders' equity	$ 208,752	$	203,600	$	199,218	$	196,373	$	192,183
Adjustments:									
Goodwill	15,672		15,672		15,672		15,672		15,672
Core deposit intangibles	862		923		984		1,046		1,107
Tangible common equity	$ 192,218	$	187,005	$	182,562	$	179,655	$	175,404
Tangible Assets									
Total assets	$ 1,807,864	$	1,751,563	$	1,703,127	$	1,697,074	$	1,698,190
Adjustments:									
Goodwill	15,672		15,672		15,672		15,672		15,672
Core deposit intangibles	862		923		984		1,046		1,107
Tangible assets	$ 1,791,330	$	1,734,968	$	1,686,471	$	1,680,356	$	1,681,411
Tangible Common Equity to Tangible Assets	10.7 %		10.8 %		10.8 %		10.7 %		10.4 %